Exhibit 99.1

July 31, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Updates regarding the buyback of upto 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three) fully paid up Equity Shares of the Company of the face value of Rs. 2 (Rupees Two only) each at a price of Rs. 325 (Rupees Three Hundred and Twenty Five Only) per Equity Share (“Buyback”)

This is to inform you that the Company received final comments from the Securities and Exchange Board of India on July 30, 2019, with respect to the Draft Letter of Offer filed by the Company for the captioned Buyback.

Pursuant thereto and in accordance with the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, the Company will dispatch the Letter of Offer for the Buyback to eligible shareholders appearing on the record date of June 21, 2019, on or before August 6, 2019.

You are requested to take note of the following schedule of activities in relation to the Buyback:

Date of Opening of the Buyback Offer Period	Wednesday, August 14, 2019

Date of Closing of the Buyback Offer Period	Wednesday, August 28, 2019

Last date for Settlement of bids on the Stock Exchange	Monday, September 9, 2019

This is for your information and records.

Thanking you,

For Wipro Limited

M Sanaulla Khan Company Secretary